SECUR 05038677 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMC Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2357 Renaissance Drive, Ste. A
(No. and Street)

Las Vegas (City) NV (State) 89119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

24 Second Ave, SW (Address) Aberdeen (City) SD (State) 57402 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Parriott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMC Financial Services, INC, as of 25th February, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Carole Osier

Notary Public

Notary Public - State of Nevada
County of Clark
CAROLE OSIER
My Appointment Expires
June 9, 2008
No: 04-89815-1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMC FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2004

CMC FINANCIAL SERVICES, INC.

Table of Contents

INDEPENDENT AUDITOR'S REPORT

CMC Financial Services, Inc.
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of CMC Financial Services, Inc. (an S corporation) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMC Financial Services, Inc. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained per our list is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Aberdeen, South Dakota
January 27, 2005

CMC FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

		2004
ASSETS		
Current assets		
Cash	$	314,810
Management fees receivable		97,463
Marketing support fee receivable		12,098
Sales commission receivable		31,453
Accounts receivable		17,748
Total current assets	$	473,572
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$	26,111
Accrued vacation		95,191
Other		263
Total current liabilities		121,565
Stockholder's Equity		
Common stock, 7,500,000 authorized, 2,500 issued and outstanding; $.01 par		25
Paid-in capital		9,975
Retained earnings		342,007
		352,007
	$	473,572

See Notes to Financial Statements.

CMC FINANCIAL SERVICES, INC.
INCOME STATEMENT
YEAR ENDED DECEMBER 31, 2004

		2004
REVENUE		
Management fees	$	1,603,626
Sales commission		1,060,494
Marketing support fee		407,882
Other		72
TOTAL REVENUE		3,072,074
EXPENSES		
Compensation and payroll related expenses		1,330,842
Advertising and promotion expense		383,475
Professional fees		286,856
Travel expense		108,930
Rent expense		64,352
Office expense		72,360
Dues and subscriptions		38,170
Liscenses		31,921
Filing fees		35,855
Other		43,553
TOTAL EXPENSES		2,396,314
NET INCOME	$	675,760
EARNINGS PER SHARE	$	270.30

See Notes to Financial Statements.

CMC FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, JANUARY 1, 2004	2,500	$ 25	$ 9,975	$ -	$ 10,000
Stock issued	-	-	-	-	-
Distributions	-	-	-	(333,753)	(333,753)
Net income	-	-	-	675,760	675,760
BALANCE, DECEMBER 31, 2004	$ 2,500	$ 25	$ 9,975	$ 342,007	$ 352,007

See Notes to Financial Statements.

CMC FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

		2004
OPERATING ACTIVITES		
Net income	$	675,760
Change in assets and liabilities		
Management fees receivable		(97,463)
Marketing support fee receivable		(12,098)
Sales commission receivable		(31,453)
Accounts receivable		(17,748)
Accounts payable		26,111
Accrued vacation		95,191
Other		263
NET CASH PROVIDED BY OPERATING ACTIVITES		638,563
FINANCING ACTIVITES		
Distributions paid		(333,753)
NET CASH USED FOR FINANCING ACTIVITIES		(333,753)
NET CHANGE IN CASH		304,810
CASH AT BEGINNING OF THE PERIOD		10,000
CASH AT END OF THE PERIOD	$	314,810

See Notes to Financial Statements.

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Company's principal business activity will be the sale of interests in Desert Capital REIT, Inc. (the "REIT"), a newly formed real estate investment trust. The Company also raises capital to be placed on loans originated and serviced by Consolidated Mortgage Company, a related entity. They commenced operation on January 1, 2004.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company places its temporary excess cash with high quality financial institutions. Such deposits may exceed the FDIC insurance limits.

Receivables

Accounts receivable consist primarily of receivables from the REIT and Consolidated Mortgage for sales of REIT shares and capital raised.

Revenue Recognition

Commissions and marketing support fees from the sale of securities are recorded on a settlement-date basis. Fees for raising capital for Consolidated Mortgage are recorded when the corresponding loan that the capital is placed on is recorded.

Advertising

The Company expenses advertising and related costs as incurred.

Income Taxes

The Company has elected to be taxed as an S Corporation, which provides that, in lieu of corporate income taxes, the stockholder will separately account for the company's items of income, deduction, loss and credits. As a result of the election, all income or loss of the Company will ultimately be reportable by the shareholder of the Company. Therefore, no income tax liability or expense has been recorded in these financial statements.

(continued on next page)

NOTE 2 - OFFICE FURNITURE

The Company rents its office furniture from a third party on a month-to-month basis. The 2004 expense for office furniture amounted to $20,929.

NOTE 3 - RETIREMENT PLAN

The Company offers a SIMPLE IRA plan to its employees. The company matches employee contributions dollar for dollar up to 3% of their compensation for the year. The amount matched by the Company is expensed in the same period that the corresponding employee contributions are made. The Company's 2004 expense for matching contributions was $18,945.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $193,245, which was $185,140 in excess of its required net capital of $8,105. The Company's net capital ratio was 0.63 to 1.

NOTE 5 - CONCENTRATIONS

The Company is subject to concentrations in the volume of business transacted with Consolidated Mortgage and the REIT. If there was a total or partial loss of the business relationship between the Company and Consolidated Mortgage or the REIT, severe financial impact would result.

The Company is also subject to concentrations in revenue from the raising of capital for Consolidated Mortgage and the sale of REIT securities. If there was a sudden decline in the amount of capital raised for Consolidated Mortgage or volume of REIT security sales, the Company's revenue stream would be severely impacted.

NOTE 6 - RELATED PARTIES

The Company directs and oversees the sale of the REIT's equity securities and receives a commission based on the sale of these securities. The Company is an affiliate of the REIT, as they have common officers and directors. As of December 31, 2004, the Company had earned $1,468,376 in commission from the REIT and $43,551 was still receivable.

The Company raises capital for loans originated by Consolidated Mortgage and is compensated based on the amount of loans funded by Consolidated Mortgage. The Company is a related party to Consolidated Mortgage because they have similar management. As of December 31, 2004, the Company had earned $1,603,626 in fees from Consolidated Mortgage and $97,463 was still receivable.

The Company also leases office space from Consolidated Mortgage on a month-to-month basis. The lease expense for office space in 2004 was $61,761.

# # # # #

CMC FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS - SCHEDULE I
DECEMBER 31, 2004

	2004	2003
NET CAPITAL		
Total stockholders equity	$ 352,007	$ 10,000
Liabilities subordinated to claims of general creditors	-	-
Total capital and allowable subordinated liabilities	352,007	10,000
Non-allowable costs	(158,761)	-
Net capital	$ 193,246	$ 10,000
BASIC NET CAPITAL REQUIREMENT		
Liabilities	121,565	-
Required percent	6.667%	6.667%
Computed basic net capital requirement	8,105	-
Minimum net capital required	8,105	10,000
Net capital (from above)	193,246	10,000
Excess capital over minimum	185,141	-
COMPUTATION OF AGGREGATE INDEBTEDNESS		
A. Indebtedness	121,565	-
B. Net capital	193,246	10,000
Percent of debt to net capital (A divided by B)	62.9%	100.0%

CMC FINANCIAL SERVICES, INC.
RECONCILIATION OF NET CAPITAL PER AUDIT REPORT TO NET CAPITAL PER FOCUS REPORT - SCHEDULE II
DECEMBER 31, 2004

	2004	2003
Net capital, per FOCUS report	$ 151,846	$ 9,983
Audit adjustments to reclassify management fees as a distribution of earnings and to record a payable at the end of the year	41,400	17
Net capital, as adjusted	$ 193,246	$ 10,000

To the Board of Directors
CMC Financial Services, Inc.
Las Vegas, Nevada

In planning and performing our audit of the financial statements of CMC Financial Services, Inc. ("Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17-a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Aberdeen, South Dakota
January 27, 2005

To the Board of Directors
CMC Financial Services, Inc.
Las Vegas, Nevada

We have audited the financial statements of CMC Financial Services, Inc. for the year ended December 31, 2004, and have issued our report thereon dated January 27, 2005. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility Under Auditing Standards Generally Accepted In The United States of America

As stated in our engagement letter dated December 29, 2004, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with accounting principles generally accepted in the United States of America. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material errors, fraud, or other illegal acts may exist and not be detected by us.

Review of Internal Control

As part of our audit, we considered the internal control structure of CMC Financial Services, Inc. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by CMC Financial Services, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2004. We noted no transactions entered into by the Corporation during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, none of the adjustments we proposed, whether recorded or unrecorded by the Company, either individually or in the aggregate, indicate matters that could have a significant effect on the Corporation's financial reporting process.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principal to the Corporation's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Corporation's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no difficulties in dealing with management in performing and completing our audit.

# # # #

This report is intended solely for the information and use of the Board of Directors and management of CMC Financial Services, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

As always, we will be happy to discuss these or any other topics at your convenience. We would like to take this opportunity to express our appreciation to you and your staff for the fine cooperation we received during the course of our audit. We look forward to many years of continued service to CMC Financial Services, Inc.

Eide Bailly LLP

January 27, 2005
Aberdeen, South Dakota